FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2003

Perle Systems Limited

(Registrant's name)

60 Renfrew Drive, Suite 100

Markham, Ontario, Canada

L3R OE1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Documents Included as Part of this Report

No. Document

  Press Release dated July 2, 2003 concerning new debt arrangement with Royal Capital Management Inc.

[ PERLE LOGO ]

FOR IMMEDIATE RELEASE:

New Debt Arrangement First Step of Capital Restructuring

Significant dilution to current shareholders likely

TORONTO, CANADA - July 2, 2003 - Perle Systems Limited (OTCBB: PERL; TSE: PL), a leading provider of networking products for Internet Protocol ("IP") and e-business access, today announced a new debt arrangement.

Under this arrangement, Royal Capital Management Inc. ("Roycap"), a Toronto based merchant bank has purchased for itself, and related parties, all of the Company's debt previously held by its bankers, including term debt and operating credit lines, totaling approximately Cdn$25,300,000. Roycap has taken over the existing Credit Agreement formerly between the Company and its bankers.

Roycap has stated that it intends to present to the Company for its consideration, on or before August 31, 2003, a proposed plan to reorganize the Company's debt and capital structure. Subject to its statutory and fiduciary duties the Company has agreed to consider and negotiate, in good faith, the terms of this plan. In all likelihood this reorganization will be significantly dilutive to existing shareholders. The Company has also entered into a forbearance agreement with Roycap, with respect to any current or anticipated future defaults on the Credit Agreement between now and the completion of these negotiations, subject to earlier termination in certain circumstances.

Jean Noelting, Managing Director of Royal Capital Management Inc. stated, "This is a positive development for the company as it provides a framework to address debt issues during the forbearance period. We look forward to working with the company to proactively resolve these issues. Subject to a successful reorganization, Perle will have the capacity to take advantage of a marketplace that is now recovering."

Joe Perle, Chief Executive Officer of Perle said, "I am looking forward to this new arrangement with Roycap, and the opportunity to address the issues which have constrained the Company in the past. Our goal remains to better serve our customers and channel partners in the short term and into the future."

Company Profile

Perle Systems is a leading developer, manufacturer and vendor of award-winning networking products. These products are used to connect remote users reliably and securely to central servers for a wide variety of e-business and general business applications. Perle specializes in Internet Protocol (IP) connectivity applications, with an increasing focus on mid-size IP routing solutions. Product lines include routers, remote access servers, serial/console servers, emulation adapters, multi-port serial cards, multi-modem cards, print servers and network controllers. Perle distinguishes itself by its ownership of extensive networking technology, depth of experience in major network connectivity environments and long-term channel relationships in major world markets. Perle Systems has offices and representative offices in 12 countries in North America, The United Kingdom, Europe and Asia and sells its products through distribution channels worldwide. Its stock is traded on the OTCBB (symbol PERL) and the Toronto Stock Exchange (symbol PL). For more information about Perle and its products, access the Company's Web site at http://www.perle.com.

Forward-looking statements in this release, including statements relating to the Company's future growth prospects, future profits, anticipated revenue and earnings results and the success of the Company's growth and restructuring initiatives are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to the company's ability to successfully negotiate with Roycap a plan to reorganize its debt and its capital structure, the Company's ability to maintain compliance with the covenants contained in its credit agreement or any new credit agreement entered into with Roycap, early termination of the Forbearance Agreement with Roycap, the Company's ability to meet its sales forecasts while maintaining control over its costs, to continue to operate as a going concern, the Company's ability to manage growth, the Company's ability to successfully implement any restructuring plan, the impact of FASB 141 and FASB 142 on the Company's results of operations and financial condition, continued acceptance of the Company's products, increased levels of competition for the Company, new products and technological changes, the Company's dependence upon third party suppliers, intellectual property rights and other risks detailed from time to time in the Company's periodic reports filed with the United States Securities and Exchange Commission.

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Contacts:
Derrick Barnett
Vice President, Finance & CFO
Perle Systems Limited
Phone: 905-946-5034
Fax: 905-944-2116

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2003

PERLE SYSTEMS LIMITED

By: /s/ Derrick Barnett

Derrick M. Barnett

Vice-President, Finance and Chief Financial Officer